Exhibit (d)(3)

Confidential

Letter Agreement

This LETTER AGREEMENT (this “Agreement”), dated as of December 17, 2022, is made by and among Paya Holdings Inc., a Delaware corporation (“Paya”), and Nuvei Corporation, a corporation incorporated pursuant to the laws of Canada (“Nuvei” and with Paya, the “Parties”).

WHEREAS, the Parties desire to set forth their mutual understanding regarding provision of non-public information by Paya.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

Section 1. Information Exchange. If Paya provides a third party with any non-public information relating to Paya or any of its subsidiaries in connection with the evaluation or consideration of, or to facilitate, a proposal to acquire Paya (or any material interest therein), then Paya shall promptly (and in any event, on the same day as non-public information was first provided) notify Nuvei that non-public information was provided to a third party.

Section 2. Other Provisions.

(a)	This Agreement shall terminate and be of no further force and effect on 11:59 p.m. Eastern Standard Time on January 9, 2023.

(b)	Sections 18, 19, 20 and 21 of the Confidentiality Agreement by and between Paya and Nuvei, dated November 22, 2022 are hereby incorporated by reference, mutatis mutandis.

[Signature Page Follows]

If you are in agreement with the foregoing, please so indicate by signing below and returning one copy of this letter agreement, which will constitute your agreement with respect to the matters set forth herein.

Very truly yours,

PAYA HOLDINGS INC.

By:	/s/ Glenn Renzulli
Name:	Glenn Renzulli
Title:	Chief Financial Officer

NUVEI CORPORATION

By:	/s/ Philip Fayer
Name:	Philip Fayer
Title:	Chair and Chief Executive Officer

[Signature Page to Letter Agreement]